SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELTA TOPCO LIMITED

(Name of Subject Company (Issuer))

LIBERTY GR ACQUISITION COMPANY LIMITED

(Name of Filing Person (Offeror))

2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Richard N.  Baer, Esq.

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert W. Murray Jr., Esq.

Renee L. Wilm, Esq.

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112-4498

(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$25,946,554	$3,230.35

(1)                                 Estimated solely for the purpose of calculating the Filing Fee.  Calculated pursuant to Rules 0-11(b)(2) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, as the book value of the outstanding 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 issued by Delta Topco Limited, on October 23, 2017, the latest practicable date prior to the initial filing of this Schedule TO.

(2)                                 The amount of the Filing Fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by .0001245.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,230.35
Form or Registration No.:	Form S-4
Filing Party:	Liberty Media Corporation
Date Filed:	October 27, 2017

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e—4(i) (Cross-Border Issuer Tender Offer)
☐                                    Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Liberty GR Acquisition Company Limited (the “Offeror”), a company incorporated in England and Wales and an indirect, wholly owned subsidiary of Liberty Media Corporation (“Liberty Media”), with the Securities and Exchange Commission (the “SEC”) on October 27, 2017, in connection with the Offeror’s offer to exchange (the “Exchange Offer”) shares of Liberty Media’s Series C Liberty Formula One common stock, par value $0.01 per share (“FWONK”), and cash, for all, but not less than all, of the outstanding 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 (the “Exchangeable Notes”) issued by Delta Topco Limited (“Delta Topco”). Liberty Media, through the Offeror, owns 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams.

The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus, dated November 7, 2017 (the “Prospectus”), which forms a part of the registration statement on Form S-4 (Registration No. 333-221160) filed by Liberty Media with the SEC on October 27, 2017 (the “Registration Statement”), and in the related letter of transmittal (the “Letter of Transmittal”). The Prospectus and the related Letter of Transmittal are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Amendment No. 1 is being filed in satisfaction of the reporting requirement of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Prospectus and Letter of Transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, as more specifically set forth below.

Only the items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO, or in the Prospectus or the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO, Prospectus and the related Letter of Transmittal.

Item 1. Summary Term Sheet.

The information set forth under Item 1 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, November 24, 2017. On November 27, 2017, the Offeror delivered a notice to the registered holders of the Exchangeable Notes that, as of the expiration of the Exchange Offer, $27,395,243 in aggregate principal amount of Exchangeable Notes, representing 100% of the aggregate outstanding principal amount of Exchangeable Notes, were validly tendered and not properly withdrawn. The Offeror has accepted for exchange all Exchangeable Notes that were validly tendered and not properly withdrawn. The Offeror expects to settle the Exchange Offer on November 28, 2017 and to pay an aggregate of $1,095,809.73 million in cash and issue 1,227,221 FWONK shares (including shares issued in lieu of fractional shares) to purchase all of the Exchangeable Notes that were validly tendered and not properly withdrawn.

The full text of the Offeror’s notice to the registered holders of the Exchangeable Notes is attached as Exhibit (a)(5) hereto and is incorporated by reference herein.

Additionally, the information set forth under Item 1 of the Schedule TO is hereby amended and supplemented to reflect that prior to the expiration of the Exchange Offer, the Offeror amended the terms of the Exchange Offer to remove a condition upon which the Offeror could terminate the Exchange Offer.  In particular, the Offeror amended the terms of the Exchange Offer so that the Offeror did not reserve the right to terminate the Exchange Offer prior to the expiration date if the Offeror determined, in its reasonable judgment, that any of the conditions of the Exchange Offer reasonably could not be satisfied on or prior to the expiration date.  This amendment was reflected in the final Prospectus.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Prospectus, dated November 7, 2017 (incorporated herein by reference to Liberty Media’s filing pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, filed on November 7, 2017).
(a)(1)(ii)	Form of Letter of Transmittal for Exchange Offer (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Liberty Media Corporation on October 27, 2017).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Prospectus, dated November 7, 2017 (incorporated herein by reference to Liberty Media’s filing pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, filed on November 7, 2017).
(a)(5)	Notice to the registered holders of the Exchangeable Notes announcing the expiration and final results of the Exchange Offer.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GR ACQUISITION COMPANY LIMITED

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Director

Date: November 27, 2017